

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3233

September 17, 2018

<u>Via E-mail</u>
Geoffry P. Andres
Property President
Studio City International Holdings Limited
36/F, The Centrium
60 Wyndham Street
Hong Kong

**Re:** **Studio City International Holdings Limited**
**Registration Statement on Form F-1**
**Filed September 7, 2018**
**File No. 333-227232**

Dear Mr. Andres:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Prospectus Summary

Our Business, page 1

1. We note the picture of the Studio City property. Please confirm that the picture represents the current state of the property. To the extent the picture represents the property, as anticipated upon completion of the hotel towers described on page 30, please revise to clarify and disclose the anticipated cost of such construction.

Organizational Transactions, page 5

2. Please revise the organizational chart to disclose the percentage of Class A shares New Cotai may receive in exchange for its Participation Interest and Class B shares.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact William Demarest, Staff Accountant, at (202) 551-3432 or Shannon Sobotka, Staff Accountant, at (202) 551-3856 if you have questions regarding comments on the financial statements and related matters. Please contact Rahul K. Patel, Staff Attorney, at (202) 551-3799 or me at (202) 551-3215 with any other questions.

Sincerely,

/s/ Kim McManus

Kim McManus
Senior Counsel
Office of Real Estate and
Commodities

cc:     Jacqueline Wenchen Tang, Esq.